Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-01923) pertaining to the Standard Products Individual Retirement and Investment Trust Plan (the Plan) of our report dated December 18, 2001, with respect to the Plan's financial statements and schedules included in this Annual Report (Form 11-K) for the year ended June 30, 2001.

/s/ Ernst & Young LLP

Toledo, Ohio
December 26, 2001